UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DHX Media Ltd.
(Name of Issuer)

Common and Variable Voting Shares
(Title of Class of Securities)

252406152
(CUSIP Number)

Hanif Dhanani EastBay Asset Management, LLC 650 Fifth Avenue, Suite 1640 New York, New York 10019 Tel. No.: (212) 702-7162
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EastBay Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,012,827*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,012,827*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,012,827*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%*

14.	TYPE OF REPORTING PERSON

IA

* The number of Shares (as defined in Item 1) reported herein is comprised of (i) 6,230,415 Shares that were purchased as Variable Voting Shares and (ii) 18,782,412 Shares that were purchased as Common Voting Shares, each as described in the Issuer’s Form 6-K filed on November 21, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,869,338 Common and Variable Voting Shares outstanding as of November 13, 2018 as provided in the Issuer’s Form 6-K filed on November 21, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EastBay General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

21,822,227*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

21,822,227*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,822,227*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%*

14.	TYPE OF REPORTING PERSON

OO

* The number of Shares reported herein is comprised of (i) 5,073,093 Shares that were purchased as Variable Voting Shares and (ii) 16,749,134 Shares that were purchased as Common Voting Shares, each as described in the Issuer’s Form 6-K filed on November 21, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,869,338 Common and Variable Voting Shares outstanding as of November 13, 2018 as provided in the Issuer’s Form 6-K filed on November 21, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EastBay Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

18,142,321*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

18,142,321*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,142,321*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%*

14.	TYPE OF REPORTING PERSON

PN

* The number of Shares reported herein is comprised of (i) 2,478,787 Shares that were purchased as Variable Voting Shares and (ii) 15,663,534 Shares that were purchased as Common Voting Shares, each as described in the Issuer’s Form 6-K filed on November 21, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,869,338 Common and Variable Voting Shares outstanding as of November 13, 2018 as provided in the Issuer’s Form 6-K filed on November 21, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Wolfberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,012,827*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,012,827*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,012,827*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%*

14.	TYPE OF REPORTING PERSON

IN

* The number of Shares reported herein is comprised of (i) 6,230,415 Shares that were purchased as Variable Voting Shares and (ii) 18,782,412 Shares that were purchased as Common Voting Shares, each as described in the Issuer’s Form 6-K filed on November 21, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,869,338 Common and Variable Voting Shares outstanding as of November 13, 2018 as provided in the Issuer’s Form 6-K filed on November 21, 2018.

CUSIP No.	252406152

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steve Landry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,012,827*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,012,827*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,012,827*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%*

14.	TYPE OF REPORTING PERSON

IN

* The number of Shares reported herein is comprised of (i) 6,230,415 Shares that were purchased as Variable Voting Shares and (ii) 18,782,412 Shares that were purchased as Common Voting Shares, each as described in the Issuer’s Form 6-K filed on November 21, 2018 and incorporated herein by reference. The number and percent of class is calculated based on the aggregate total of 134,869,338 Common and Variable Voting Shares outstanding as of November 13, 2018 as provided in the Issuer’s Form 6-K filed on November 21, 2018.

CUSIP No.	252406152

Item 1.	Security and Issuer.

The name of the issuer is DHX Media Ltd., a Canadian corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, Canada. This Schedule 13D relates to the Issuer's Common and Variable Voting Shares (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed by (i) EastBay Asset Management, LLC, a Delaware limited liability company (“Eastbay”), as the investment manager to certain private investment funds (including Eastbay Master Fund, as defined below) and separate accounts, with respect to Shares owned by such private investment funds and separate accounts, (ii) EastBay General Partner LLC, a Delaware limited liability company (“Eastbay GP”), as the general partner of certain private investment funds (including Eastbay Master Fund), (iii) EastBay Master Fund, LP, a Cayman Islands private investment fund (“Eastbay Master Fund”), with respect to Shares owned by such private investment fund, and (iv) Adam Wolfberg and Steve Landry, the managing members of Eastbay, with respect to Shares beneficially owned by Adam Wolfberg and Steve Landry (collectively, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is 650 Fifth Avenue, Suite 1640, New York, New York 10019.

(c)	Eastbay provides investment management services to private investment funds, including Eastbay Master Fund, and separate accounts. Eastbay GP serves as the general partner to private investment funds, including Eastbay Master Fund. Eastbay Master Fund is a private investment fund. Adam Wolfberg and Steve Landry are the managing members of Eastbay.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of Eastbay Master Fund and other clients of Eastbay. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons have been in contact with, and reserve the right to continue to be in contact with, members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value. The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

On December 19, 2018, Steve Landry, a managing member of Eastbay, joined the Issuer's Board of Directors.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof (i) each of Eastbay, Adam Wolfberg and Steve Landry may be deemed to be the beneficial owner of 25,012,827 shares, constituting 18.5% of the Shares, (ii) Eastbay GP may be deemed to be the beneficial owner of 21,822,227 Shares, constituting 16.2% of the Shares, and (iii) Eastbay Master Fund may be deemed to be the beneficial owner of 18,142,321 Shares, constituting 13.5% of the Shares, in each case based upon 134,869,338 Shares outstanding as of the date hereof.

Eastbay has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 25,012,827 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 25,012,827 Shares.

Eastbay GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,822,227 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 21,822,227 Shares.

Eastbay Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,142,321 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 18,142,321 Shares.

Adam Wolfberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 25,012,827 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 25,012,827 Shares.

Steve Landry has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 25,012,827 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 25,012,827 Shares.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the last 60 days by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hold derivative positions related to 10,103,721 Shares in the form of total return swap instruments. The total return swap positions are cash settled. The Reporting Persons do not and cannot direct or control the purchases or sales, if any, of any Shares held by the relevant derivative counterparties and do not and cannot control the voting rights associated with any such Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: A description of the transactions in the Shares that were effected by the Reporting Persons during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2019
(Date)

EastBay Asset Management, LLC*

By: /s/ Hanif Dhanani
Name: Hanif Dhanani
Title: Chief Compliance Officer

EastBay General Partner LLC*

By: /s/ Hanif Dhanani
Name: Hanif Dhanani
Title: Chief Compliance Officer

EastBay Master Fund, LP*
By: EastBay General Partner LLC, its general partner

By: /s/ Hanif Dhanani
Name: Hanif Dhanani
Title: Chief Compliance Officer

/s/ Adam Wolfberg
Adam Wolfberg*

/s/ Steve Landry
Steve Landry*

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 13 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated January 17, 2019, relating to the Common and Variable Voting Shares of DHX Media, Inc. shall be filed on behalf of the undersigned.

January 17, 2019
(Date)

EastBay Asset Management, LLC

By: /s/ Hanif Dhanani
Name: Hanif Dhanani
Title: Chief Compliance Officer

EastBay General Partner LLC

By: /s/ Hanif Dhanani
Name: Hanif Dhanani
Title: Chief Compliance Officer

EastBay Master Fund, LP
By: EastBay General Partner LLC, its general partner

By: /s/ Hanif Dhanani
Name: Hanif Dhanani
Title: Chief Compliance Officer

/s/ Adam Wolfberg
Adam Wolfberg

/s/ Steve Landry
Steve Landry

Exhibit B

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY EASTBAY ASSET MANAGEMENT, LLC

Transaction	Date	Quantity	Price
Sale	11/19/2018	43,409	$2.33
Sale	11/20/2018	34,600	$2.22
Sale	11/21/2018	8,631	$2.32
Sale	11/21/2018	17,262	$2.32
Sale	11/21/2018	8,631	$2.32
Purchase	11/21/2018	237,000	$2.33
Sale	11/21/2018	41,369	$2.32
Sale	11/21/2018	82,738	$2.33
Sale	11/21/2018	41,369	$2.33
Sale	11/21/2018	139,000	$2.34
Purchase	11/26/2018	437,500	$2.43
Purchase	11/26/2018	75,000	$2.42
Sale	11/26/2018	322,412	$2.42
Purchase	11/27/2018	407,600	$2.47
Sale	11/27/2018	200,000	$2.47
Sale	11/28/2018	15,188	$2.53
Purchase	11/28/2018	200,000	$2.53
Sale	11/28/2018	370,000	$2.53
Sale	11/28/2018	74,323	$2.53
Sale	11/29/2018	8,511	$2.58
Sale	11/29/2018	4,255	$2.64
Sale	11/29/2018	4,255	$2.64
Purchase	11/29/2018	400,000	$2.62
Purchase	11/29/2018	300,000	$2.61
Sale	11/29/2018	360,000	$2.61
Sale	11/29/2018	20,745	$2.64
Sale	11/29/2018	41,489	$2.58
Sale	11/29/2018	20,745	$2.64
Sale	11/30/2018	16,667	$2.67
Sale	11/30/2018	16,667	$2.69
Purchase	11/30/2018	50,000	$2.64
Purchase	11/30/2018	200,000	$2.65
Purchase	11/30/2018	300,000	$2.66
Sale	11/30/2018	300,000	$2.66
Sale	11/30/2018	83,333	$2.67
Sale	11/30/2018	83,333	$2.70
Sale	12/3/2018	41,235	$2.76

Transaction	Date	Quantity	Price
Purchase	12/3/2018	250,000	$2.70
Purchase	12/3/2018	400,000	$2.71
Sale	12/3/2018	208,765	$2.76
Sale	12/3/2018	400,000	$2.71
Purchase	12/4/2018	625,000	$2.65
Purchase	12/4/2018	400,000	$2.65
Sale	12/4/2018	97,800	$2.65
Purchase	12/6/2018	200,000	$2.61
Purchase	12/6/2018	320,000	$2.62
Sale	12/6/2018	350,066	$2.61
Sale	12/7/2018	3,849	$2.58
Purchase	12/7/2018	200,000	$2.66
Purchase	12/7/2018	68,800	$2.56
Sale	12/7/2018	64,200	$2.56
Sale	12/7/2018	21,151	$2.58
Purchase	12/10/2018	89,100	$2.51
Sale	12/10/2018	87,900	$2.50
Purchase	12/11/2018	21,258	$2.21
Purchase	12/11/2018	78,742	$2.21
Sale	12/11/2018	200,000	$2.22
Sale	12/11/2018	234,512	$2.27
Sale	12/11/2018	65,488	$2.27
Purchase	12/12/2018	100,000	$2.24
Purchase	12/13/2018	50,000	$2.11
Purchase	12/13/2018	100,000	$2.08
Purchase	12/14/2018	100,000	$2.13
Purchase	12/14/2018	42,200	$2.09
Purchase	12/14/2018	100,000	$2.13
Purchase	12/17/2018	21,506	$2.06
Sale	12/17/2018	50,000	$2.07
Purchase	12/17/2018	78,494	$2.06
Purchase	12/20/2018	29,600	$1.68
Sale	12/20/2018	29,600	$1.68
Purchase	12/21/2018	21,284	$1.79
Purchase	12/21/2018	29,600	$1.81
Purchase	12/21/2018	78,716	$1.79
Purchase	12/21/2018	100,000	$1.81
Purchase	12/24/2018	100,000	$1.71
Purchase	12/28/2018	100,000	$1.65
Purchase	1/7/2019	100,000	$1.84
Purchase	1/8/2019	100,000	$1.84
Purchase	1/9/2019	33,900	$1.81